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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              Diomed Holdings, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    25454R108
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                                 (CUSIP Number)

                                 Samuel Belzberg
                            c/o Gibralt Capital Corp.
                      1177 West Hastings Street, Suite 2000
                   Vancouver, British Columbia V6E 2K3 Canada
                                 (604) 687-3707
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                 March 18, 2003
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             (Date of Event Which Requires Filing of This Statement)




If the filing person has previously filed a statement on SCHEDULE 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of RULE 13D-1(E), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of SECTION 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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
CUSIP No.  25454R108
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     (1) Names of Reporting Persons: Samuel Belzberg.
     ---------------------------------------------------------------------------------------------
     (2) Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                                         (a)  [ ]
                                                                                         (b)  [ ]
     ---------------------------------------------------------------------------------------------
     (3) SEC Use Only
     ---------------------------------------------------------------------------------------------
     (4) Source of Funds (See Instructions). AF
     ---------------------------------------------------------------------------------------------
     (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)  [ ]

     ---------------------------------------------------------------------------------------------
     (6) Citizenship or Place of Organization.  Canadian Citizen
--------------------------------------------------------------------------------------------------
  Number of Shares        (7)  Sole Voting Power          1,999,999
  Beneficially            (8)  Shared Voting Power                0
  Owned by Each           (9)  Sole Dispositive Power     1,999,999
  Reporting Person        (10) Shared Dispositive Power           0
  With
-------------------------------------------------------------------------------------------------
(11) Aggregate  Amount  Beneficially  Owned by Each Reporting  Person  1,999,999
(without  taking into  account  the  exercise or  conversion  of the  securities referred to in Item 6)
-------------------------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
-------------------------------------------------------------------------------------------------
(13) Percent of Class  Represented  by Amount in Row (11) 6.7%  (without  taking into account the exercise or conversion of the securities referred to in Item 6, but assuming the conversion of all Class A Stock  outstanding  into Common Stock and the exercise of all Options directly owned by the Reporting Person)

-------------------------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                       IN

Item 1. Security and Issuer

The class of securities to which this statement relates is common stock, par value $0.001 per share (the "Common Stock"), of Diomed Holdings, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1 Dundee Park, Andover, MA 01810.

Item 2. Identity and Background

This statement is being filed by Samuel Belzberg, a citizen of Canada. Mr. Belzberg's business address is c/o Gibralt Capital Corp., 1177 West Hastings, Suite 2000, Vancouver, British Columbia V6E 2K3 Canada. Mr. Belzberg is the President and Chief Executive Officer of Gibralt Capital Corp. ("Gibralt Capital"), a Canadian corporation, and Gibralt U.S., Inc. ("Gibralt US"), a Colorado corporation. Both Gibralt Capital and Gibralt US are engaged principally in the investment and/or investment advisory business. Mr. Belzberg is also a Director of the Issuer.

During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 3. Source and Amount of Funds or Other Consideration

Gibralt Capital holds 849,999 shares of the Issuer's Class A Convertible Preferred Stock, par value $.001 per share (the "Class A Stock"), which is convertible into the Issuer's Common Stock on a share-for-share basis in accordance with the terms and conditions of the Certificate of Designations filed by the Issuer with the Secretary of State of the State of Delaware. These shares had been acquired by Gibralt Capital using its own funds on August 31, 2000 for consideration consisting of $1.00 per share paid to Diomed, Inc., now a subsidiary of the Issuer (the $1.00 amount per share referred to above is stated after adjustment pursuant several subsequent corporate events, as described in the Issuer's registration statement on Form SB-2 filed on October 22, 2002). The aggregate number of shares of Class A Stock purchased by Gibralt Capital on August 31, 2000 was 999,999, but upon the automatic conversion of 50,000 shares of Class A Stock on each of December 31, 2002, January 31, 2003 and February 28, 2003, that number was reduced to 949,999, 899,999 and 849,999, respectively, and Gibralt Capital became the owner and holder of 50,000, 100,000 and 150,000 shares of Common Stock, respectively. The automatic conversion of the Class A Stock into Common Stock will continue on a monthly basis at the rate of 50,000 shares at the end of each month through January 31, 2004, with all remaining unconverted shares automatically converting into Common Stock on February 29, 2004, unless the Issuer's Board of Directors accelerates the conversion. Reference is made to the Certificate of Designations of the Class A Stock for a complete description of the terms of the Class A Stock. Absent some other event, the number of shares of Common Stock beneficially owned by Mr. Belzberg by virtue of Gibralt Capital's ownership of the Class A Stock will not change, although the composition will change as between Class A Stock and the underlying Common Stock at the end of each month as conversions automatically occur.

Mr. Belzberg owns Stock Options to purchase up to 50,000 shares of Common Stock at an exercise price of $1.25 per share. These Stock Options were issued to Mr. Belzberg under the Issuer's 2001 Employee Stock Option Plan (the "Plan") in recognition of his services to the Issuer. 43,750 of these Stock Options were vested through 12/31/02 and the remaining 6,250 Stock Options will vest on March 31, 2003, subject to acceleration upon the occurrence of certain circumstances pursuant to the terms and conditions of the Plan.

On January 17, 2003, pursuant to a private purchase and sale transaction between Gibralt US and certain owners of Common Stock, Gibralt US, using its own funds, purchased 950,000 shares of Common Stock for cash consideration of $2.00 per share. The consummation of this transaction resulted in Mr. Belzberg's aggregate direct and indirect beneficial ownership of shares of the Common Stock exceeding five percent of the aggregate number of shares of Common Stock outstanding (after giving effect to the conversion of the Class A Stock).

Item 4. Purpose of Transaction

Mr. Belzberg has acquired the Common Stock beneficially owned by him directly and, by virtue of his control of Gibralt Capital and Gibralt US, indirectly, for investment purposes. Except as described herein or in the documents referred to herein, Mr. Belzberg has no present plans which would relate to or result in the events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Mr. Belzberg beneficially owns, directly and indirectly, an aggregate of 1,999,999 shares of Common Stock, consisting of the following:

o    950,000 shares of Common Stock owned by Gibralt US;

o 150,000 shares of Common Stock owned by Gibralt Capital, such shares having been issued upon the automatic conversion on each of December 31, 2002, January 31, 2003 and February 28, 2003 of 50,000 shares of Class A Stock; o 849,999 shares of Class A Stock owned by Gibralt Capital, such shares being automatically convertible into shares of Common Stock pursuant to the terms and conditions of the Certificate of Designations that governs the Class A Stock; and

o 50,000 shares of Common Stock issuable upon exercise of Stock Options owned by Mr. Belzberg.

See responses to Item 3 and Item 6 and the documents referred to herein for further information.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In consideration for aggregate gross proceeds to Diomed, Inc. of $2,000,000 paid by Gibralt US and pursuant to the terms and conditions of a Note Purchase Agreement among the Issuer, Diomed, Inc. and Gibralt US (the "Note Agreement"), on December 27, 2002, the Issuer issued to Gibralt US (i) Warrants to purchase up to 8,333,333 shares of Common Stock at an exercise price of $.26 per share, which Warrants become exercisable on June 27, 2003 and expire on June 27, 2013 (the "Warrants"), and (ii) promissory notes due January 1, 2004 (the "Notes") in the aggregate principal amount of $2,000,000 and bearing interest at the rate of 8% per annum, which are convertible into Common Stock at the option of the holder(s) upon at least 60 days written notice to the Issuer or, at the option of the holder(s) upon the occurrence of a Financing Transaction or a Liquidation Event (as such terms are defined in the Note Agreement).

On March 18, 2003, Gibralt US sold and transferred to three investors in a private transaction (i) $500,000 aggregate principal amount of Notes ($250,000 Class A Notes and $250,000 Class B Notes), and (ii) 2,083,334 Warrants. Accordingly, after the taking effect of this transfer, Mr. Belzberg beneficially owned 6,249,999 Warrants and $1,500,000 aggregate principal amount of Notes ($750,000 Class A Notes and $750,000 Class B Notes).

Under the terms of the Note Agreement, Gibralt US is the "Designated Purchaser" with authority to perform certain actions relating to the Notes on behalf of the other holders of Notes, although this authority does not include investment discretion over the Notes or the Warrants.

Except as described above or elsewhere herein or in the documents referred to herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Belzberg, Gibralt Capital and/or Gibralt US, or between them (or any of them) and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

EXHIBIT 1      Certificate  of  Designations  of Class A  Convertible  Preferred
---------
Stock (incorporated by reference to Exhibit 99.4 filed with the Issuer's Current Report on Form 8-K filed May 14, 2002 (SEC File No. 001-31250)).

EXHIBIT 2      2001 Employee Stock Option Plan of Diomed, Inc.  (incorporated by
---------
reference to Exhibit 4.4 with the Issuer's Current Report on Form 8-K filed February 14, 2002 (SEC File No. 000-32045)).

EXHIBIT 3      Registration  Statement  on Form  SB-2 of Diomed  Holdings,  Inc.
---------
(incorporated by reference to that form of same filed October 22, 2002 (SEC File No. 333-90666)).

EXHIBIT 4      Note Purchase  Agreement by and among  Gibralt US, Inc.,  Diomed,
---------
Inc., Diomed Holdings, Inc. dated as of December 27, 2002 (including form of Notes and Warrant) (incorporated by reference to Exhibit 99.2 file with the Issuer's Current Report on Form 8-K filed December 30, 2002 (SEC File No. 000-32045)).

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Signature.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 18, 2003


/S/ Samuel Belzberg
-------------------
Samuel Belzberg

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                                  EXHIBIT INDEX

EXHIBIT 1      Certificate  of  Designations  of Class A  Convertible  Preferred
---------
Stock (incorporated by reference to Exhibit 99.4 filed with the Issuer's Current Report on Form 8-K filed May 14, 2002 (SEC File No. 001-31250)).

EXHIBIT 2      2001 Employee Stock Option Plan of Diomed, Inc.  (incorporated by
---------
reference to Exhibit 4.4 with the Issuer's Current Report on Form 8-K filed February 14, 2002 (SEC File No. 000-32045)).

EXHIBIT 3      Registration  Statement  on Form  SB-2 of Diomed  Holdings,  Inc.
---------
(incorporated by reference to that form of same filed October 22, 2002 (SEC File No. 333-90666)).

EXHIBIT 4      Note Purchase  Agreement by and among  Gibralt US, Inc.,  Diomed,
---------
Inc., Diomed Holdings, Inc. dated as of December 27, 2002 (including form of Notes and Warrant) (incorporated by reference to Exhibit 99.2 file with the Issuer's Current Report on Form 8-K filed December 30, 2002 (SEC File No. 000-32045)).

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